Exhibit 99.1

News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Announces Proposed Recapitalization Plan
Reaches Agreement in Principle with Debenture Holders
Outstanding 8.15% Debentures to be Exchanged for Approximately 47.3 Million Common
Shares and $63.9 Million of New Convertible Secured Debentures
Plan Includes New Credit Facility for up to $50 Million and
$40 Million Rights Offering to Shareholders

MONTREAL, April 18, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has entered into an agreement in principle with a group representing the required majority of its outstanding 8.15% Debentures due April 22, 2005, regarding its proposed recapitalization plan.

“This proposed recapitalization will provide the basis for the strengthening of our operations going forward, and will ensure that we have the capacity to continue to fully satisfy the needs of our global customer base,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer.

Pursuant to the terms of the agreement in principle, SR Telecom will exchange the outstanding $71 million in principal amount of its 8.15% Debentures, due April 22, 2005 and all accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures, due 2010. Interest on the new Convertible Debentures is payable in cash or in kind at the option of the Corporation. The common shares issued to the Debenture holders will represent approximately 73% of the issued and outstanding common shares of SR Telecom. In addition, each $1,000 in principal amount of new Convertible Debentures will be convertible into 4,727 (the “Conversion Rate”) common shares, representing a conversion price at closing of approximately $0.21 per common share. The Conversion Rate may be adjusted to account for interest accrued pending closing such that the aggregate equity holding represented by the common shares issued together with the new Convertible Debentures will not exceed 95.2% of the issued and outstanding common shares of the Corporation on a fully diluted basis before giving effect to the Rights Offering described below.

The restricted group of Debenture holders has also agreed, subject to execution of final documentation, to provide a five-year $50 million secured Credit Facility to the Corporation of which $20 million will be available as soon as loan documentation and registrations are in place, with the balance to be available over the next three quarters, subject to certain conditions. Based on the current agreement in principle, the financial terms include the following: a 2% up-front facility fee (based on the full $50 million facility amount) and interest paid partly in cash at a rate equal to the greater of 6.5% and the three-month Canadian Dollar LIBOR rate plus 3.85% and partly paid in kind at a rate equal to the greater of 7.5% and three-month Canadian Dollar LIBOR plus 4.85%. In addition the facility contemplates a payout fee of 5% (based on $50 million facility amount) or 2% of distributable value at maturity.

The Debenture exchange and the Credit Facility are subject to numerous conditions, including the execution of definitive documentation satisfactory to the lenders under the Credit Facility, the approval by the holders of at least 66 2/3 % of the outstanding Debentures, and regulatory approval. Debenture holders representing approximately 75% of the outstanding Debentures have indicated in writing their support for the Debenture exchange. The Credit Facility is expected to close as soon as loan documentation and registrations are in place and the Debenture exchange is expected to close on or about May 9, 2005 although there can be no assurance that such conditions will be satisfied by such date.

Additionally, it is a condition of the recapitalization that the lenders to the Corporation’s Chilean subsidiary, CTR, will restructure CTR’s outstanding debt and amortization schedule and provide an extended waiver of at least three years, subject to final negotiations and the receipt of credit approvals. CTR’s lenders had previously waived compliance with certain financial and operational covenants of CTR until April 22, 2005.

The Corporation is free to accept an alternative transaction, which must provide for the payment of all amounts due to the Debenture holders plus expenses, unless otherwise agreed to by the Debenture holders. However, if the Corporation accepts an alternative transaction after the later of two weeks from today or the date on which the Credit Facility becomes binding, such acceptance would result in the payment of $1 million to the lenders providing the Credit Facility.

The maximum number of common shares that may be issued, assuming all of the new Convertible Debentures are converted into common shares at the Conversion Rate, is approximately 302,001,106 common shares, which, together with the issuance of 47,266,512 common shares in exchange for a portion of the outstanding 8.15% Debentures, represents a total potential dilution of 1,983% over the currently outstanding common shares, without taking into account the Rights Offering.

As the aggregate number of common shares issuable in connection with the Debenture exchange will exceed the maximum number of securities issuable without security holder approval under the rules of the Toronto Stock Exchange (the "TSX"), SR Telecom intends to rely on an exemption from the security holder approval requirements provided for under Section 604(e) of the TSX Company Manual on the basis of its serious financial difficulty. Upon the recommendation of a special committee of independent directors of SR Telecom, who are free from any interest in the transactions and are unrelated to any of the parties involved in the transactions, the Board of Directors of SR Telecom has determined that SR Telecom is in serious financial difficulty, that the transactions are designed to improve its financial situation and are reasonable in the circumstances, and has authorized SR Telecom to make the application to the TSX.

Rights Offering
In addition, as soon as practicable following the closing of the Debenture exchange, the Corporation intends to file a preliminary prospectus relating to a Rights Offering to its shareholders. Pursuant to the Rights Offering, the Corporation will offer to shareholders holding its currently outstanding common shares, the right to subscribe to up to $40 million of new common shares at a price to be determined, but no less than $0.254 per share.

The Rights Offering will be structured to result in a proportionate reduction of the participation of the new Convertible Debentures which will vary with the price and amount of the rights exercised. For example, assuming a subscription price of $0.254 and that the full amount of $40 million is subscribed for, the shareholders holding the Corporation’s currently outstanding common shares would own approximately 36% of the Corporation’s common shares on a fully diluted basis. The first $25 million raised under the Rights Offering will be used for working capital and general corporate purposes and all amounts raised in excess of $25 million will be applied 50% to working capital and general corporate purposes and 50% to a pro rata redemption of the new Convertible Debentures at 95% of their face value.

Executive Appointment
SR Telecom also announced today that is has engaged Mr. William Aziz, Managing Partner of Blue Tree Advisors, as Chief Restructuring Officer on a contract basis to assist senior management in identifying and implementing strategies to capitalize on opportunities for the enhancement of operating performance. He will report to the CEO and the Board of Directors.

Financial Advisor
Genuity Capital Markets advised SR Telecom on the recapitalization plan and led negotiations with the Debenture holders.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

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